File No. 70-9541


                           UNITED STATES OF AMERICA
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



Application of Northeast Utilities,        )
The Connecticut Light and Power Company,   )
Public Service Company of New Hampshire,   )
Western Massachusetts Electric Company,    )
North Atlantic Energy Corporation,         )
NU Enterprises, Inc.,                      )  CERTIFICATE PURSUANT TO RULE 24
Northeast Generation Company,              )  UNDER THE PUBLIC UTILITY HOLDING
Northeast Generation Services Company,     )  COMPANY ACT OF 1935
Select Energy, Inc.,                       )
Select Energy Services, Inc.,              )
Select Energy Contracting, Inc.,           )
Reeds Ferry Supply Co., Inc.,              )
HEC Energy Consulting Canada, Inc.         )
on Form U-1                                )


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended March 31, 2002, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

      The Connecticut Light and Power Company (CL&P)

      -------------------------------------------------------------------------
                                                   As of March 31, 2002
      -------------------------------------------------------------------------
                                             (Thousands of Dollars)        %
                                             ----------------------       ---
      Common shareholders' equity
        Common shares                             $   75,849              2.5%
        Capital surplus, paid in                     414,129             13.4
        Retained earnings                            292,177              9.5
                                                  ----------            -----
        Total common shareholder's equity            782,155             25.4
      Preferred stock                                116,200              3.8
      Long-term and short-term debt                  825,293             26.7
      Rate reduction bonds                         1,358,652             44.1
                                                  ----------            -----
                                                  $3,082,300            100.0%
                                                  ==========            =====
      -------------------------------------------------------------------------

      A common dividend of $15,018,070.32 was declared on March 15, 2002, and was paid to NU on March 31, 2002.

      Western Massachusetts Electric Company (WMECO)

      -------------------------------------------------------------------------
                                                   As of March 31, 2002
      -------------------------------------------------------------------------
                                             (Thousands of Dollars)        %
                                             ----------------------       ---
     Common shareholders' equity
       Common shares                              $   12,742              2.7%
       Capital surplus, paid in                       82,386             17.6
       Retained earnings                              58,311             12.5
                                                  ----------            -----
       Total common shareholders' equity             153,439             32.8
     Long-term and short-term debt                   164,290             35.2
     Rate reduction bonds                            149,569             32.0
                                                  ----------            -----
                                                  $  467,298            100.0%
                                                  ==========            =====
      -------------------------------------------------------------------------

      A common dividend of $4,001,113.60 was declared on March 27, 2002 and was paid to NU on March 27, 2002.

      Public Service Company of New Hampshire (PSNH)

      -------------------------------------------------------------------------
                                                   As of March 31, 2002
      -------------------------------------------------------------------------
                                             (Thousands of Dollars)        %
                                             ----------------------       ---

      Common shareholders' equity
        Common shares                             $     -                 -  %
        Capital surplus, paid in                     164,837             12.7
        Retained earnings                            171,398             13.1
                                                  ----------            -----
        Total common shareholders' equity            336,235             25.8
      Long-term and short-term debt                  422,285             32.4
      Rate reduction bonds                           543,586             41.8
                                                  ----------            -----
                                                  $1,302,106            100.0%
                                                  ==========            =====
      -------------------------------------------------------------------------

      A common dividend of $16,750,000.00 was declared on February 28, 2002 and was paid to NU on March 31, 2002.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

      As of March 31, 2002, the senior debt ratings issued by Standard and Poor's Corporation of CL&P, WMECO and PSNH are each BBB+, which is an investment grade rating. None of the other applicants have senior debt ratings.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO, and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings.

      NU represents that during the quarter ended March 31, 2002, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

      Internal cash funds available during the quarter were supplemented with external borrowings during the quarter for PSNH and WMECO.

                                                                           Net cash flows
               Cash             Net cash flows         Net cash flows        (used in)/
           beginning of          provided by/            (used in)/         provided by      Cash end
              period              (used in)             provided by          financing       of period
             1/1/2002       operating activities    investing activities     activites       3/31/2002
           ------------     --------------------    --------------------   --------------    ---------
                                                   (Thousands of Dollars)
CL&P          $  773               $81,937                $(63,927)          $(16,537)        $2,246
PSNH           1,479                85,067                 (61,552)           (22,691)         2,303
WMECO            599                 7,293                  14,618            (21,755)           755
NAEC              84                   366                    (383)              -                67




                              SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.



/s/ John P. Stack
    ------------------------------------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    May 21, 2002